May 15, 2002

To Whom It May Concern:

The firm of Kurt D. Saliger, C.P.A., Certified Public
Accountant consents to the inclusion of their report of May 14, 2002 on the Financial Statements of Music Etc., Inc. as of
March 31,2002 and March 31, 2002 in any filings that are necessary now or in the near future with the U .S. Securities and Exchange Commission.

Very truly yours,


  /s/  Kurt D. Saliger, C. P. A.
Kurt D. Saliger C.P.A.
Certified Public Account